EXHIBIT 99
DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

March 31, 2015
Assets
Current assets:
Cash and cash equivalents	$12,822
Receivables, net	291,272
Inventories	126,391
Deferred income taxes	14,991
Prepaid expenses and other current assets	10,584
Total current assets	456,060
Property, plant and equipment, net	489,128
Goodwill	44,057
Identifiable intangible and other assets, net	84,664
Total	$1,073,909
Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$233,596
Total current liabilities	233,596
Long-term debt	135,469
Deferred income taxes	80,535
Other long-term liabilities	47,571
Parent’s net investment:
Parent’s net investment	581,159
Accumulated other comprehensive loss	(4,421)
Total parent’s net investment	576,738
Total	$1,073,909

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Three Months Ended March 31, 2015
Net sales	$969,127
Cost of sales	744,524
Gross profit	224,603
Operating costs and expenses:
Selling and distribution	147,580
General and administrative	15,902
Amortization of intangibles	408
Restructuring and non-recurring costs	92,289
Total operating costs and expenses	256,179
Operating loss	(31,576)
Other expense:
Interest expense	2,978
Other expense, net	39,177
Total other expense	42,155
Loss from continuing operations before income taxes	(73,731)
Income tax benefit	(27,561)
Net loss from continuing operations	(46,170)
Loss from discontinued operations, net of tax	(53)
Net loss	(46,223)
Other comprehensive loss, net of tax	(142)
Comprehensive loss	$(46,365)

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